UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35758

CUSIP Number: 83416T100

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SolarCity Corporation

Full name of registrant

Former name if applicable

3055 Clearview Way

Address of principal executive office (Street and number)

San Mateo, California 94402

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 27, 2014, the board of directors of SolarCity Corporation (the “Registrant”) and management of the Company concluded, after discussion with the Registrant’s independent registered public accounting firm, Ernst & Young LLP, that its consolidated financial statements contained an error in the allocation of overhead expenses affecting solar energy system leased and to be leased and the costs of solar energy system sales. As a result, the Registrant was unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Annual Report”) without unreasonable effort or expense. The Registrant currently expects to file the Annual Report within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert D. Kelly	650	638-1028
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s consolidated financial statements for prior periods were affected by the error referenced in Part III above. The Registrant expects the restatement of its consolidated financial statements to result in a downward adjustment of assets on the balance sheet primarily related to Solar Energy Systems, Leased and to Be Leased of approximately 2.5%-3.0% as of September 30, 2013. The Registrant also expects an increase in the cost of Solar Energy Systems Sales of approximately $16-$20 million on the statement of operations for the nine month period ended September 30, 2013 and an increase of approximately $20-$23 million to the same line item for the year ended December 31, 2012. The Registrant is evaluating the materiality of the error on its consolidated financial statements as of December 31, 2011 and for the year then ended.

SolarCity Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ Lyndon R. Rive
Lyndon R. Rive
Chief Executive Officer

Date: March 3, 2014